Exhibit 99.2

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

In connection with the Second Quarter Report & Interim Management's Discussion and Analysis For the Period ended June 30, 2005 as filed with the Securities and Exchange Commission under cover of Form 6-K on the date hereof (the "Report"), I, William R. Fatt, Chief Executive Officer of Fairmont Hotels & Resorts Inc., certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, that (i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Fairmont Hotels & Resorts Inc.

Date: August 4, 2005	/s/ William R. Fatt
Name: William R. Fatt
Title: Chief Executive Officer